Press Release

[Graphic omitted] Ahold

                                                                 Royal Ahold
                                                                 Pubic Relations

                                                         Date:  June 19, 2003
                                         For more information:  +31 75 659 57 20

Ahold to nominate Hannu Ryopponen as Chief Financial Officer

Zaandam, The Netherlands, June 19, 2003 - The Ahold Supervisory Board today announced its proposal to nominate Hannu Ryopponen as Chief Financial Officer. Ryopponen will assume the position of Acting CFO, effective September 1, 2003. His appointment to the Corporate Executive Board will be proposed at the Annual General Meeting of Shareholders, which will be held at a date to be announced later this year. Dudley Eustace, currently interim CFO, will stay on until further notice.

Hannu Ryopponen, 51, is a Finnish national who has lived abroad since 1977. He is currently based in London, England, and is Finance Director of Industri Kapital Group, a European private equity firm. Between 1998 and 1999 he was Deputy Chief Executive Officer at Ikano Asset Management in Luxembourg. From 1985 to 1998 he served as Executive Vice President Finance at IKEA Group. Earlier in his career he held various international executive positions at the Alfa Laval Group, primarily in the United States, Chemical Bank in the United States and the United Kingdom, and Hoechst in Finland.

In commenting on the nomination, Dudley Eustace said: 'After a rigorous international search conducted by Egon Zehnder International Management Consultants, we were fortunate to find exactly the right man for this challenging position.'

Anders Moberg, Acting President and CEO of Ahold, added, 'Having worked with Hannu in the past, I know he will bring to Ahold considerable expertise and experience in international finance. We need to hit the ground running and, on behalf of the Corporate Executive Board, we look forward to working together to rebuild confidence in Ahold.'

Hannu Ryopponen is married to Elizabeth and together they have four children.

Ahold Corporate Communications: +31.75.659.57.20

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
htlp://www.ahold.com                              Fax:   +31 (0)75 659 8302